





JT 1334

(See Restrictions on Reverse Side)

NUMBER | SHARES

INCORPORATED UNDER THE LAWS OF THE STATE OF WISCONSIN

CELLULAR DYNAMICS INTERNATIONAL, INC.

AUTHORIZED COMMON ____________ SHARES ____________ PAR VALUE

This Certifies That ______________________________ is the owner of

______________________________ full paid and non-assessable

COMMON SHARES $0.0001 PAR VALUE OF Cellular Dynamics International, Inc.

transferable on the books of the Corporation in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation,

this ____________ day of ____________ A.D. ________

____
SECRETARY

____
PRESIDENT

THOUSANDS 0 1 2 3 4 5 / HUNDS TENS UNITS 1 1 1 2 2 2 3 3 3 4 4 4 5 5 5 6 6 6 7 7 7 8 8 8 9 9 9 0 0 0 SHARES

No. W

For Value Received, ______ hereby sell, assign and transfer unto ____

____ Shares

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________ ________

In presence of

____________________________ ____________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

THIS SPACE IS NOT TO BE COVERED IN ANY WAY